Exhibit 99.1

CNH INDUSTRIAL N.V.

QUARTERLY REPORT FOR THE THREE AND NINE MONTHS

ENDED September 30, 2017

TABLE OF CONTENTS

PART I – FINANCIAL INFORMATION

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of September 30, 2017 and December 31, 2016

	September 30, 2017	December 31, 2016
(in millions)	(Unaudited)
ASSETS
Cash and cash equivalents	$4,100	$5,017
Restricted cash	681	837
Trade receivables, net	557	623
Financing receivables, net	19,182	18,662
Inventories, net	7,283	5,609
Property, plant and equipment, net	6,918	6,397
Investments in unconsolidated subsidiaries and affiliates	560	487
Equipment under operating leases	1,874	1,907
Goodwill	2,472	2,449
Other intangible assets, net	772	787
Deferred tax assets	1,014	937
Derivative assets	89	95
Other assets	2,027	1,740
Total Assets	$47,529	$45,547
LIABILITIES AND EQUITY
Debt	$25,518	$25,276
Trade payables	5,867	5,185
Deferred tax liabilities	98	84
Pension, postretirement and other postemployment benefits	2,345	2,276
Derivative liabilities	84	249
Other liabilities	9,136	8,005
Total Liabilities	$43,048	$41,075
Redeemable noncontrolling interest	25	21
Common shares, €0.01, par value; outstanding 1,363,676,503 common shares and 396,237,285 special voting shares at 09/30/2017; and outstanding 1,361,630,903 common shares and 412,268,203 special voting shares at 12/31/2016	25	25
Treasury stock, at cost; 723,693 common shares at 9/30/2017 and 1,278,708 common shares at 12/31/2016	(8)	(9)
Additional paid in capital	4,416	4,408
Retained earnings	1,967	1,787
Accumulated other comprehensive loss	(1,952)	(1,767)
Noncontrolling interests	8	7
Total Equity	$4,456	$4,451
Total Liabilities and Equity	$47,529	$45,547

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three and Nine Months Ended September 30, 2017 and 2016

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(in millions)		(in millions)
Revenues
Net sales	$6,331	$5,461	$18,370	$16,987
Finance and interest income	299	288	889	887
Total Revenues	$6,630	$5,749	$19,259	$17,874
Costs and Expenses
Cost of goods sold	$5,242	$4,524	$15,166	$14,014
Selling, general and administrative expenses	559	546	1,676	1,687
Research and development expenses	243	211	662	619
Restructuring expenses	53	6	77	31
Interest expense	259	273	712	743
Other, net	174	131	454	951
Total Costs and Expenses	$6,530	$5,691	$18,747	$18,045
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	100	58	512	(171)
Income tax (expense)	(64)	(32)	(225)	(179)
Equity in income of unconsolidated subsidiaries and affiliates	21	13	66	5
Net income (loss)	57	39	353	(345)
Net income attributable to noncontrolling interests	4	-	12	2
Net income (loss) attributable to CNH Industrial N.V.	$53	$39	$341	$(347)
Earnings (loss) per share attributable to common shareholders
Basic	$0.04	$0.03	$0.25	$(0.25)
Diluted	$0.04	$0.03	$0.25	$(0.25)
Cash dividends declared per common share	$-	$-	$0.118	$0.148

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

For the Three and Nine Months Ended September 30, 2017 and 2016

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(in millions)		(in millions)
Net income (loss)	$57	$39	$353	$(345)
Other comprehensive income (loss), net of tax
Unrealized income (loss) on cash flow hedges	16	(8)	81	(27)
Changes in retirement plans’ funded status	15	13	45	39
Foreign currency translation	(96)	(9)	(362)	161
Share of other comprehensive income (loss) of entities using the equity method	14	(4)	49	3
Other comprehensive income (loss), net of tax	(51)	(8)	(187)	176
Comprehensive income (loss)	6	31	166	(169)
Less: Comprehensive income (loss) attributable to noncontrolling interests	3	(1)	10	4
Comprehensive income (loss) attributable to CNH Industrial N.V.	$3	$32	$156	$(173)

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2017 and 2016

(Unaudited)

	Nine Months Ended September 30,
	2017	2016
	(in millions)
Operating activities:
Net income (loss)	$353	$(345)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	540	537
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	430	406
Loss from disposal of assets	23	2
Loss on repurchase/early redemption of notes	56	38
Undistributed income (loss) of unconsolidated subsidiaries	(22)	52
Other non-cash items	130	172
Changes in operating assets and liabilities:
Provisions	163	500
Deferred income taxes	(80)	14
Trade and financing receivables related to sales, net	28	367
Inventories, net	(1,222)	(754)
Trade payables	232	(173)
Other assets and liabilities	(26)	304
Net cash provided by operating activities	$605	$1,120
Investing activities:
Additions to retail receivables	(2,857)	(2,747)
Collections of retail receivables	3,104	3,287
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	11	8
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	594	429
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(278)	(290)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(1,196)	(1,091)
Other	82	(42)
Net cash used in investing activities	$(540)	$(446)
Financing activities:
Proceeds from long-term debt	11,096	8,778
Payments of long-term debt	(11,994)	(9,146)
Net decrease in other financial liabilities	(187)	(451)
Dividends paid	(166)	(205)
Other	(16)	(58)
Net cash used in financing activities	$(1,267)	$(1,082)
Effect of foreign exchange rate changes on cash and cash equivalents	285	157
Decrease in cash and cash equivalents	(917)	(251)
Cash and cash equivalents, beginning of year	5,017	5,384
Cash and cash equivalents, end of period	$4,100	$5,133

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Nine Months Ended September 30, 2017 and 2016

(Unaudited)

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2016	$25	$—	$4,399	$2,241	$(1,863)	$41	$4,843	$18
Net income (loss)	—	—	—	(347)	—	(5)	(352)	7
Other comprehensive income, net of tax	—	—	—	—	174	2	176	—
Dividend paid	—	—	—	(201)	—	(1)	(202)	(3)
Acquisition of treasury stock	—	(14)	—	—	—	—	(14)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	5	—	—	—	—	5	—
Share-based compensation expense	—	—	30	—	—	—	30	—
Other changes	—	—	6	2	—	(29)	(21)	—
Balance, September 30, 2016	$25	$(9)	$4,435	$1,695	$(1,689)	$8	$4,465	$22

Balance, January 1, 2017	$25	$(9)	$4,408	$1,787	$(1,767)	$7	$4,451	$21
Net income	—	—	—	341	—	4	345	8
Other comprehensive loss, net of tax	—	—	—	—	(185)	(2)	(187)	—
Dividend paid	—	—	—	(161)	—	(1)	(162)	(4)
Acquisition of treasury stock	—	(29)	—	—	—	—	(29)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	30	(6)	—	—	—	24	—
Share-based compensation expense	—	—	15	—	—	—	15	—
Other changes	—	—	(1)	—	—	—	(1)	—
Balance, September 30, 2017	$25	$(8)	$4,416	$1,967	$(1,952)	$8	$4,456	$25

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. BASIS OF PRESENTATION

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands, and has its principal office in London, United Kingdom. The Company was formed as a result of the business combination transaction between Fiat Industrial S.p.A. (“Fiat Industrial”) and CNH Global N.V. (“CNH Global”). Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its consolidated subsidiaries.

The condensed consolidated financial statements of CNH Industrial N.V. and its consolidated subsidiaries have been voluntarily prepared by the Company without audit. Although prepared on a voluntary basis, the condensed consolidated financial statements included in the report comply in all material respects with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) governing interim financial statements. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) have been condensed or omitted as permitted by such rules and regulations. All adjustments, consisting of normal recurring adjustments, have been included. Management believes that the disclosures are adequate to present fairly the financial position, results of operations, and cash flows at the dates and for the periods presented. These interim financial statements should be read in conjunction with the financial statements and the notes thereto appearing in the Company’s annual report on Form 20-F for the year ended December 31, 2016. Results for interim periods are not necessarily indicative of those to be expected for the fiscal year. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related accompanying notes and disclosures. Actual results could differ materially from those estimates.

In February 2017, the Company completed the acquisition of the grass and soil implement business of Kongskilde Industries, the impact of which was not material to the September 30, 2017 financial statements.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;
•	EMEA— member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);
•	LATAM—Central and South America, and the Caribbean Islands; and
•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

2. NEW ACCOUNTING PRONOUNCEMENTS

Adopted in 2017

Share-based Compensation

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The standard is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows, and forfeitures. The Company adopted ASU 2016-09 on a prospective basis as of January 1, 2017, which did not have a material impact on its consolidated financial statements.

Inventory

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”). This standard amends the subsequent measurement of inventory for all methods other than last-in, first-out (LIFO) or the retail inventory method to measure at the lower of cost and net realizable value (estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation) instead of the lower of cost and market. The Company adopted ASU 2015-11 on a prospective basis as of January 1, 2017, which did not have a material impact on its consolidated financial statements.

Goodwill Impairment

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test of Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 simplifies the subsequent measurement of goodwill by removing the second step of the two-step impairment test. The amendment requires an entity to perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The Company elected to early adopt ASU 2017-04 on a prospective basis as of January 1, 2017, which did not have a material impact on its consolidated financial statements.

Not Yet Adopted

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606) (“ASU 2014-09”), which supersedes existing revenue recognition guidance under current U.S. GAAP. The new standard requires an entity to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration that the entity expects to receive. This new revenue recognition model defines a five-step process to achieve this objective. The new standard also requires additional disclosures to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts with customers. In August 2015, the FASB amended the effective date to be the first quarter of fiscal year 2018 with early adoption permitted in 2017. The FASB subsequently issued several amendments in 2016 clarifying various aspects of ASU 2014-09, including revenue transactions that involve a third party, goods or services that are immaterial in the context of the contract, licensing arrangements, certain transition practical expedients, disclosure of performance obligation and provisions for losses on construction-type and production-type contracts. Entities have the option to apply the new guidance under a retrospective approach to each prior reporting period presented, or a modified retrospective approach with the cumulative effect of initially applying the new guidance recognized at the date of initial application within the consolidated statement of changes in equity.

The Company currently plans to adopt the new standard effective January 1, 2018 using the full retrospective approach.

The Company is finalizing the process for the adoption of this standard. Based upon the implementation efforts to date, the Company identified specific services provided to retail customers for which it has determined a partially different timing of recognition of revenues and margin. The impact of this change in accounting treatment on the net equity at January 1, 2016 (date of first time retrospective adoption of the new standard) is not expected to be material. Furthermore, the impacts in prospective years will depend on changes in volumes and characteristics of these contracts year-over-year. However, these changes are not expected to have significant impacts on future earnings. Furthermore, as part of its implementation project, the Company is in the process of reviewing the appropriate classification of certain costs and is determining if they have to be classified as a reduction to Net Sales. Such reclassifications are not expected to have an impact on net income (loss). The Company is also in the process of reviewing the sale of operating lease equipment by its Financial Services segment. Under ASC 605, the Company reports the net gain (loss) on the sale of such equipment in its income statement. Under ASC 606, the Company anticipates it will record the proceeds in revenue and the cost within cost of goods sold. This will have no impact to net income (loss). No further significant differences have been identified to date.

Financial Instruments

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which amends ASC 825-10, Financial Instruments - Overall. This ASU changes the treatment for available-for-sale equity investments by recognizing unrealized fair value changes directly in net income, and no longer in other comprehensive income. The ASU is effective January 1, 2018, with the cumulative-effect adjustment from initially applying the new standard recognized in the consolidated statement of financial position as of January 1, 2018. The impact of the adjustments on the Company’s net income, financial position, and cash flows is expected to be immaterial.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which establishes ASC 326, Financial Instruments - Credit Losses. The ASU introduced a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. Additional disclosures about significant estimates and credit quality are also required. The ASU is effective for annual period beginning after December 15, 2019, with early adoption permitted for annual periods beginning after December 15, 2018. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which supersedes ASC 840, Leases. The ASU’s most prominent change is the requirement for lessees to recognize leased assets and liabilities classified as operating leases under previous GAAP. The ASU does not significantly change the lessee’s recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. ASU 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. It is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years, but early adoption is permitted. The ASU requires a modified retrospective transition approach and provides certain optional transition relief. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Statement of Cash Flows

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”) that changes the presentation of restricted cash and cash equivalents on the statement of cash flows. Restricted cash and restricted cash equivalents will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Compensation – Retirement Benefits

In March 2017, the FASB issued ASU 2017-07, Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“ASU 2017-07”). The amendments in this update require that an employer disaggregate the service cost component from the other components of net benefit cost. The amendments also provide explicit guidance on how to present the service cost component and the other components of net benefit cost in the income statement and allow only the service cost component of net benefit cost to be eligible for capitalization. ASU 2017-07 is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Derivatives and Hedging

In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”), which amends ASC 815, Derivatives and Hedging. The purpose of this ASU is to better align a company’s risk management activities and financial reporting for hedging relationships, simplify the hedge accounting requirements and improve the disclosures of hedging arrangements. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018, including interim periods within these years. Early adoption is permitted in any interim period or fiscal year before the effective date. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

3. VENEZUELAN AND ARGENTINIAN CURRENCY REGULATIONS AND RE-MEASUREMENTS

The functional currency of CNH Industrial’s Venezuelan subsidiary is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Venezuelan subsidiary from the bolivar fuerte (“Bs.F.” or “bolivars”) to the U.S. dollar at the rate it believes is legally available to the Company.

In January 2014, the Venezuelan government enacted changes affecting the country’s currency exchange and other controls and established a new foreign currency administration, the National Center for Foreign Commerce (“CENCOEX”). CENCOEX assumed control of the sale and purchase of foreign currency in Venezuela and established the official exchange rate. Additionally, the government expanded the types of transactions that may be subject to the weekly auction mechanism under SICAD I. Also in 2014, the Venezuelan government announced that another floating rate exchange system (SICAD II) would be initiated. In February 2015, the Venezuelan government announced that the two previously used currency conversion mechanisms (SICAD I and SICAD II) had been merged into a single mechanism called SICAD and introduced a new open market exchange rate system, SIMADI. The changes created a three-tiered system.

In March 2016, the Venezuelan government devalued its currency and reduced its existing three-tiered system to a two-tiered system by eliminating the SICAD rate. The CENCOEX rate, which was the official rate available for purchases and sales of essential items, was changed to 10 bolivars per U.S. dollar from 6.3 and is now known as DIPRO. The Venezuelan government also announced that the SIMADI rate would be replaced by the DICOM rate, which is allowed to float freely and fluctuates based on supply and demand. As a result, management determined that the DICOM rate was the most appropriate legally available rate to re-measure the net monetary assets of the Company’s Venezuelan subsidiary, except for those cases in which the Company had a legally enforceable right of obtaining U.S. dollars at a different predetermined exchange rate. At September 30, 2017 and 2016, the net monetary assets were re-measured at the DICOM rate of 3,345.00 and 658.06 bolivars per U.S. dollar, respectively, resulting in a pre- and after-tax charge of $1 million and $5 million in the line item “Other, Net” for the three and nine months ended September 30, 2017, respectively and $0 million and $11 million for the three and nine months ended September 30, 2016, respectively. CNH Industrial’s results of operations in Venezuela for the three and nine months ended September 30, 2017 and 2016 were immaterial as a percentage of both the Company’s net revenues and operating profit.

As of September 30, 2017, the Company continues to control, and therefore consolidate, its Venezuelan operations. Despite the significant macroeconomic challenges in the country, CNH Industrial intends to continue its presence in the Venezuelan market for the foreseeable future. CNH Industrial continues to monitor the Venezuelan economic situation and is actively engaged in discussions with the Venezuelan government agencies concerning its ongoing business activities. If, in the future, it concludes that it no longer maintains control over its operations in Venezuela, CNH Industrial may need to de-consolidate its operations in Venezuela, which would result in a pre- and after-tax charge of approximately $91 million.

Additionally, at the end of each period, CNH Industrial re-measures the net monetary assets of its Argentinian subsidiaries from the Argentine Peso into the U.S. dollar. During the three and nine months ended September 30, 2017 and 2016, CNH Industrial recorded a charge of $7 million and $17 million, respectively, and $7 million and $19 million, respectively, following the re-measurement of such net monetary assets.

4. VARIABLE INTEREST ENTITIES

The Company consolidates various securitization trusts and facilities that have been determined to be variable interest entities (“VIEs”) and of which the Company is a primary beneficiary. The Company has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. For further information regarding VIEs, please see “Note 9: Receivables.”

The following table presents certain assets and liabilities of consolidated VIEs, which are included in the condensed consolidated balance sheets included in this report. The assets in the table include only those assets that can be used to settle obligations of the consolidated VIEs. The liabilities in the table include third party liabilities of the consolidated VIEs, for which creditors do not have recourse to the general credit of the Company.

	September 30, 2017	December 31, 2016
	(in millions)
Restricted cash	$637	$776
Financing receivables	10,340	10,263
Total Assets	$10,977	$11,039
Debt	$10,278	$10,418
Total Liabilities	$10,278	$10,418

5. EARNINGS PER SHARE

Basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if dilutive securities were exercised into common stock. Stock options, restricted stock units, and performance stock units are considered dilutive securities.

A reconciliation of basic and diluted earnings (loss) per share is as follows (in millions, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Basic:
Net income (loss) attributable to CNH Industrial	$53	$39	$341	$(347)
Weighted average common shares outstanding—basic	1,364	1,362	1,364	1,362
Basic earnings (loss) per share	$0.04	$0.03	$0.25	$(0.25)
Diluted:
Net income (loss) attributable to CNH Industrial	$53	$39	$341	$(347)
Weighted average common shares outstanding—basic	1,364	1,362	1,364	1,362
Effect of dilutive securities (when dilutive):
Stock compensation plans (A)	2	2	3	-
Weighted average common shares outstanding—diluted	1,366	1,364	1,367	1,362
Diluted earnings (loss) per share	$0.04	$0.03	$0.25	$(0.25)

(A)

For the three and nine months ended September 30, 2017,  no shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact. For the three and nine months ended September 30, 2016, 6.5 million shares were excluded from the computation of diluted earnings per share as the impact of these shares (related to stock options) would have been anti-dilutive. For the nine months ended September 30, 2016, an additional 1.7 million shares of common stock were excluded due to the Company’s net loss position.

6. EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS

The following summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit pension plans and postretirement health and life insurance plans for the three and nine months ended September 30, 2017 and 2016:

	Pension		Healthcare		Other
	Three Months Ended September 30,		Three Months Ended September 30,		Three Months Ended September 30,
	2017	2016	2017	2016	2017	2016
	(in millions)
Service cost	$7	$7	$2	$2	$3	$3
Interest cost	17	22	9	10	1	1
Expected return on assets	(26)	(28)	(1)	(2)	—	—
Amortization of:
Prior service credit	—	—	(1)	(1)	—	1
Actuarial loss	21	19	1	4	—	—
Other	—	—	—	—	—	—
Net periodic benefit cost	$19	$20	$10	$13	$4	$5

	Pension		Healthcare		Other
	Nine Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016	2017	2016
	(in millions)
Service cost	$21	$22	$5	$5	$10	$10
Interest cost	53	66	27	30	2	3
Expected return on assets	(80)	(86)	(5)	(5)	—	—
Amortization of:
Prior service credit	—	—	(2)	(3)	—	1
Actuarial loss	64	58	4	11	1	—
Other	3	—	—	—	—	—
Net periodic benefit cost	$61	$60	$29	$38	$13	$14

7. INCOME TAXES

The effective tax rate for the third quarter ended September 30, 2017 and 2016 was 64.0% and 55.2%, respectively. The effective tax rate for the third quarter of 2017 reflects the inability to book a tax benefit on certain restructuring expenses and the charge related to the repurchase by CNH Industrial Finance Europe S.A. (“CIFE”) of €347 million of its outstanding €1.2 billion 6.250% Notes due 2018, and €453 million of its outstanding €1.0 billion 2.750% Notes due 2019 (the “CIFE 2017 Notes repurchase”). The effective tax rate for the nine months ended September 30, 2017 was 43.9% compared to -104.7% for the nine months ended September 30, 2016. The effective tax rate for the nine months ended September 30, 2017 reflects the inability to book a tax benefit on certain restructuring expenses and charges related to the CIFE 2017 Notes repurchase and June 2017 early redemption of all of the outstanding $636 million 7.875% Case New Holland Inc. Senior Notes due 2017 (together, the “2017 Notes repurchase and early redemption”). The effective tax rate for the nine months ended September 30, 2016 was impacted by non-tax deductible charges of $551 million, related to the European Commission settlement, as well as by unbenefited losses in certain jurisdictions. For more information on the European Commission settlement, see “Note 14: Commitments and Contingencies”.

8. SEGMENT INFORMATION

The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.

CNH Industrial has the following five operating segments:

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe and the Miller brand, primarily in North America. Subsequent to the Company’s acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products have been sold under the Kongskilde, Överum, and JF brands.

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

Commercial Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain designs, manufactures, and offers a range of propulsion and transmission systems and axles for on- and off-road engine applications, as well as engines for marine application and power generation under the FPT Industrial brand.

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

The CODM reviews the performance of operating segments using Operating Profit of Industrial Activities calculated using U.S. GAAP measures. Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative (“SG&A”) expenses, and research and development expenses. Operating Profit of Financial Services is defined as revenues, less SG&A expenses, interest expenses and certain other operating expenses. In addition, with reference to Financial Services, the CODM assesses the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP. Furthermore, the CODM reviews expenditures for long-lived assets; however, other operating segment asset information is not readily available.

A reconciliation from consolidated operating profit to income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three and nine months ended September 30, 2017 and 2016 is provided below.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(in millions)		(in millions)
Operating profit	$388	$278	$1,168	$998
Adjustments/reclassifications to convert from operating profit to U.S. GAAP income before income taxes and equity in income of unconsolidated subsidiaries:
Restructuring expenses	(53)	(6)	(77)	(31)
Interest expenses of Industrial Activities, net of interest income and eliminations *	(145)	(153)	(370)	(392)
Other, net **	(90)	(61)	(209)	(746)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$100	$58	$512	$(171)

(*)

In the three months ended September 30, 2017, interest expense includes a charge of $39 million related to the CIFE 2017 Notes repurchase. In the nine months ended September 30, 2017, interest expense included a charge of $56 million related to the 2017 Notes repurchase and early redemption. In the three and nine months ended September 30, 2016, this item included the charge of $38 million related to the repurchase of $450 million of Case New Holland Industrial’s 7.875% Senior Notes due 2017.

(**)

In the nine months ended September 30, 2016, Other, net included a non-recurring charge of $551 million, as a result of the European Commission settlement. For more information on this matter, see “Note 14: Commitments and Contingencies”.

Segment Information

The following summarizes operating profit by reportable segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Operating profit:	(in millions)		(in millions)
Agricultural Equipment	$208	$155	$670	$546
Construction Equipment	13	1	8	32
Commercial Vehicles	59	64	178	202
Powertrain	88	52	260	171
Eliminations and other	(17)	(24)	(65)	(72)
Operating profit of Industrial Activities	351	$248	1,051	879
Financial Services	120	114	365	363
Eliminations and other	(83)	(84)	(248)	(244)
Total operating profit	$388	$278	$1,168	$998

The following summarizes revenues by reportable segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(in millions)		(in millions)
Revenues:
Agricultural Equipment	$2,651	$2,359	$7,890	$7,291
Construction Equipment	642	595	1,841	1,726
Commercial Vehicles	2,537	2,114	7,203	6,754
Powertrain	1,075	850	3,213	2,755
Eliminations and other	(574)	(457)	(1,777)	(1,539)
Net sales of Industrial Activities	6,331	5,461	18,370	16,987
Financial Services	409	386	1,205	1,173
Eliminations and other	(110)	(98)	(316)	(286)
Total revenues	$6,630	$5,749	$19,259	$17,874

9. RECEIVABLES

Financing Receivables, net

A summary of financing receivables as of September 30, 2017 and December 31, 2016 is as follows:

	September 30, 2017	December 31, 2016
	(in millions)
Retail	$9,865	$9,949
Wholesale	9,249	8,583
Other	68	130
Total	$19,182	$18,662

Past due balances of financing receivables still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

The aging of financing receivables as of September 30, 2017 and December 31, 2016 is as follows (in millions):

	September 30, 2017
	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
NAFTA	$32	$8	$—	$40	$6,874	$6,914	$29	$6,943
EMEA	2	3	4	9	295	304	—	304
LATAM	11	—	—	11	1,791	1,802	83	1,885
APAC	1	1	—	2	731	733	—	733
Total Retail	$46	$12	$4	$62	$9,691	$9,753	$112	$9,865
Wholesale
NAFTA	$—	$—	$—	$—	$3,630	$3,630	$32	$3,662
EMEA	13	11	—	24	4,383	4,407	7	4,414
LATAM	—	—	—	—	548	548	—	548
APAC	3	1	1	5	620	625	—	625
Total Wholesale	$16	$12	$1	$29	$9,181	$9,210	$39	$9,249

	December 31, 2016
	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
NAFTA	$27	$—	$—	$27	$7,172	$7,199	$32	$7,231
EMEA	—	—	—	—	348	348	—	348
LATAM	14	—	—	14	1,662	1,676	73	1,749
APAC	1	—	—	1	620	621	—	621
Total Retail	$42	$—	$—	$42	$9,802	$9,844	$105	$9,949
Wholesale
NAFTA	$—	$—	$—	$—	$3,591	$3,591	$39	$3,630
EMEA	29	2	—	31	3,847	3,878	23	3,901
LATAM	—	—	—	—	594	594	2	596
APAC	2	—	6	8	448	456	—	456
Total Wholesale	$31	$2	$6	$39	$8,480	$8,519	$64	$8,583

Allowance for credit losses activity for the three and nine months ended September 30, 2017 and 2016 is as follows:

	Three Months Ended September 30, 2017
	Retail	Wholesale	Other	Total
Opening balance	$372	$225	$—	$597
Provision	32	(11)	—	21
Charge-offs, net of recoveries	(30)	(8)	—	(38)
Foreign currency translation and other	6	6	—	12
Ending balance	380	212	—	592

	Nine Months Ended September 30, 2017
	Retail	Wholesale	Other	Total
Opening Balance	$374	$200	$—	$574
Provision	61	(4)	—	57
Charge-offs, net of recoveries	(72)	(13)	—	(85)
Foreign Currency Translation and Other	17	29	—	46
Ending Balance	380	212	—	592
Ending Balance: Individually Evaluated for Impairment	201	168	—	369
Ending Balance: Collectively Evaluated for Impairment	179	44	—	223
Receivables:
Ending Balance	9,865	9,249	68	19,182
Ending Balance: Individually Evaluated for Impairment	372	485	—	857
Ending Balance: Collectively Evaluated for Impairment	$9,493	$8,764	$68	$18,325

	Three Months Ended September 30, 2016
	Retail	Wholesale	Other	Total
Opening balance	$404	$188	$—	$592
Provision	10	14	—	24
Charge-offs, net of recoveries	(20)	(5)	—	(25)
Foreign currency translation and other	3	(1)	—	2
Ending balance	397	196	—	593

	Nine Months Ended September 30, 2016
	Retail	Wholesale	Other	Total
Opening balance	$394	$158	$—	$552
Provision	38	44	—	82
Charge-offs, net of recoveries	(58)	(11)	—	(69)
Foreign currency translation and other	23	5	—	28
Ending balance	397	196	—	593
Ending balance: Individually evaluated for impairment	200	144	—	344
Ending balance: Collectively evaluated for impairment	197	52	—	249
Receivables:
Ending balance	10,118	8,355	165	18,638
Ending balance: Individually evaluated for impairment	326	540	—	866
Ending balance: Collectively evaluated for impairment	$9,792	$7,815	$165	$17,772

Allowance for credit losses activity for the year ended December 31, 2016 is as follows:

	December 31, 2016
	Retail	Wholesale	Other	Total
Opening balance	$394	$158	$—	$552
Provision	52	60	—	112
Charge-offs, net of recoveries	(82)	(14)	—	(96)
Foreign currency translation and other	10	(4)	—	6
Ending balance	374	200	—	574
Ending balance: Individually evaluated for impairment	179	149	—	328
Ending balance: Collectively evaluated for impairment	195	51	—	246
Receivables:
Ending balance	9,949	8,583	130	18,662
Ending balance: Individually evaluated for impairment	317	491	—	808
Ending balance: Collectively evaluated for impairment	$9,632	$8,092	$130	$17,854
Financing receivables are considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, have provided bankruptcy notification, or require significant collection efforts. Impaired receivables are generally classified as non-performing.

	September 30, 2017				December 31, 2016
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
	(in millions)
With no related allowance
Retail
NAFTA	$—	$—	$—	$—	$—	$—	$—	$—
EMEA	$—	$—	$—	$—	$90	$90	$—	$74
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
Wholesale
NAFTA	$—	$—	$—	$—	$—	$—	$—	$—
EMEA	$—	$—	$—	$—	$—	$—	$—	$—
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
With an allowance recorded
Retail
NAFTA	$44	$42	$22	$47	$31	$30	$18	$31
EMEA	$260	$260	$157	$265	$171	$171	$143	$195
LATAM	$65	$65	$19	$66	$23	$23	$17	$23
APAC	$3	$3	$3	$2	$2	$2	$1	$2
Wholesale
NAFTA	$34	$34	$2	$37	$44	$43	$4	$46
EMEA	$421	$421	$144	$422	$420	$420	$131	$378
LATAM	$30	$19	$22	$28	$22	$15	$12	$18
APAC	$—	$—	$—	$—	$5	$5	$2	$18
Total
Retail	$372	$370	$201	$380	$317	$316	$179	$325
Wholesale	$485	$474	$168	$487	$491	$483	$149	$460

Troubled Debt Restructurings

A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when a lender grants a concession it would not otherwise consider to a borrower experiencing financial difficulties. As a collateral based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.

TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third party guarantees.

As of September 30, 2017, the Company had 235 retail and finance lease contracts classified as TDRs where a court has determined the concession in NAFTA. The pre-modification value was $6 million and the post-modification value was $5 million. Additionally, the Company had 453 accounts with a balance of $30 million undergoing bankruptcy proceedings where a concession has not yet been determined. As of September 30, 2016, the Company had 245 retail and finance lease contracts classified as TDRs where a court has determined the concession in NAFTA. The pre-modification value of these contracts was $4 million and the post-modification value was $3 million. Additionally, the Company had 562 accounts with a balance of $34 million undergoing bankruptcy proceedings where a concession has not yet been determined in NAFTA. As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous 12 months ended September 30, 2017 and 2016.

As of September 30, 2017 and 2016, the Company had approximately $12 million and $29 million, respectively, in retail and finance lease receivable contracts classified as TDRs in EMEA. The primary concessions were skipped payments and extended contract maturities and, as such, the post-modification value approximated the pre-modification value. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended September 30, 2017 and 2016.

As of September 30, 2017 and 2016, the Company had approximately $18 million and $16 million, respectively, in retail and finance lease contracts classified as TDRs in LATAM. The concessions granted on these receivables were primarily skipped payments and extended contract maturities. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended September 30, 2017 and 2016.

As of September 30, 2017 and 2016, the Company’s wholesale TDR agreements were immaterial.

Transfers of Financial Assets

The Company transfers a number of its financial receivables to securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity (“SPE”) finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s condensed consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.

These securitization trusts were determined to be VIEs and, consequently, the Company has consolidated these trusts. In its role as servicer, the Company has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.

No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to the Company although the Company provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, the Company does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company, in its role as servicer.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Company continues to recognize the receivables transferred by this means in its balance sheet and a financial liability of the same amount under asset-backed financing.

At September 30, 2017 and December 31, 2016, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	September 30, 2017	December 31, 2016
Retail note and finance lease receivables	$6,921	$7,140
Wholesale receivables	6,577	6,445
Total	$13,498	$13,585

10. INVENTORIES

Inventories as of September 30, 2017 and December 31, 2016 consist of the following:

	September 30, 2017	December 31, 2016
	(in millions)
Raw materials	$1,495	$1,185
Work-in-process	759	757
Finished goods	5,029	3,667
Total inventories	$7,283	$5,609

11. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

A summary of investments in unconsolidated subsidiaries and affiliates as of September 30, 2017 and December 31, 2016 is as follows:

	September 30, 2017	December 31, 2016
	(in millions)
Equity method	$554	$479
Cost method	6	8
Total	$560	$487

12. GOODWILL AND OTHER INTANGIBLES

Changes in the carrying amount of goodwill for the nine months ended September 30, 2017 are as follows:

	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at January 1, 2017	$1,648	$588	$55	$5	$153	$2,449
Foreign currency translation and other	7	5	8	—	3	23
Balance at September 30, 2017	$1,655	$593	$63	$5	$156	$2,472

As of September 30, 2017 and December 31, 2016, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		September 30, 2017			December 31, 2016
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Dealer networks	15	$305	$173	$132	$316	$168	$148
Patents, concessions and licenses and other	5-25	1,820	1,454	366	1,649	1,284	365
		2,125	1,627	498	1,965	1,452	513
Other intangible assets not subject to amortization:
Trademarks		274	—	274	274	—	274
Total Other intangible assets		$2,399	$1,627	$772	$2,239	$1,452	$787

CNH Industrial recorded amortization expense of $29 million and $27 million for the three months ended September 30, 2017 and 2016, respectively, and $85 million and $82 million for the nine months ended September 30, 2017 and 2016, respectively.

13. OTHER LIABILITIES

A summary of “Other liabilities” as of September 30, 2017 and December 31, 2016 is as follows:

	September 30, 2017	December 31, 2016
	(in millions)
Advances on buy-back agreements	$2,904	$2,429
Warranty and campaign programs	1,059	940
Marketing and sales incentive programs	1,290	1,182
Tax payables	816	714
Accrued expenses and deferred income	595	634
Accrued employee benefits	726	633
Legal reserves and other provisions	369	355
Contract reserve	489	407
Restructuring reserve	80	30
Other	808	681
Total	$9,136	$8,005

Warranty and Campaign Program

CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the three and nine months ended September 30, 2017 and 2016 for the basic warranty and accruals for campaign programs are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(in millions)		(in millions)
Balance at beginning of period	$1,027	$935	$940	$908
Current year additions	210	182	584	552
Claims paid	(193)	(174)	(509)	(511)
Currency translation adjustment and other	15	(4)	44	(10)
Balance at September 30	$1,059	$939	$1,059	$939

Restructuring Provision

The Company incurred restructuring expenses of $53 million and $77 million during the three and nine months ended September 30, 2017, respectively. The Company incurred restructuring expenses of $6 million and $31 million during the three and nine months ended September 30, 2016, respectively. The expenses during the three months ended September 30, 2017 primarily related to actions in Commercial Vehicles as part of the Company’s Efficiency Program launched in 2014. Specifically, the Company announced additional capacity realignment in the firefighting business. The expenses during the nine months ended September 30, 2017 were primarily attributable to actions within Agricultural Equipment, Commercial Vehicles and Construction Equipment as part of the Company’s Efficiency Program.

14. COMMITMENTS AND CONTINGENCIES

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.

The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require the Company to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against the Company’s earnings and included in “Other liabilities” on the condensed consolidated balance sheets.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements.

Environmental

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 65 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 15 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 59 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved, it has not been named as a potentially responsible party (“PRP”), or its liability is likely de minimis.

Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 65 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position, or results of operations.

The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or that are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position, or results of operations.

The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions, and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, CNH Industrial plans to continue funding its costs of environmental compliance from operating cash flows.

Investigation, analysis, and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time that could exceed 30 years for some sites. As of September 30, 2017 and December 31, 2016, environmental reserves of approximately $35 million were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Other Litigation and Investigation

European Commission settlement: Iveco, the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to medium and heavy trucks.

 In the first quarter of 2016, CNH Industrial recorded a non-recurring non-tax deductible charge of €450 million ($502 million) in relation to the investigation and related matters. On July 19, 2016, the Commission announced a settlement with Iveco under which the Commission imposed a fine of €495 million (equivalent to $543 million at payment date). As a result of this settlement, the Company recorded an additional non-tax deductible charge of €45 million ($49 million) in the second quarter of 2016. The fine was paid by the Company on October 20, 2016. Following this settlement, the Company has been named as defendant in current private litigation commenced in Italy, Israel, Ireland, Germany, the Netherlands, Norway and the United Kingdom that remains at an early stage, and the Company expects to face further claims in various jurisdictions; the extent and outcome of which cannot be predicted at this time.

Guarantees

CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees to non-consolidated affiliates as of September 30, 2017 and December 31, 2016 totaling of $374 million and $291 million, respectively.

Other Contingencies

CNH Industrial is successor to Fiat Industrial S.p.A. (“Fiat Industrial”), a company formed as a result of the demerger of Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial (the “Demerger”). As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At September 30, 2017, the outstanding Liabilities amounted to approximately €199 million ($235 million). CNH Industrial believes the risk of FCA’s insolvency is extremely remote, and therefore, no specific provision has been accrued in respect of the above-mentioned potential joint liability.

15. FINANCIAL INSTRUMENTS

The Company may elect to measure financial instruments and certain other items at fair value. This fair value option would be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. The election can be made at the acquisition of an eligible financial asset, financial liability, or firm commitment or, when certain specified reconsideration events occur. The fair value election may not be revoked once made. The Company has not elected the fair value measurement option for eligible items.

Fair-Value Hierarchy

The hierarchy of valuation techniques for financial instruments is based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair-value hierarchy:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

Determination of Fair Value

When available, the Company uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is not available, the Company will use observable market based inputs to calculate fair value, in which case the items are classified in Level 2.

If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, and the key inputs to those models, as well as any significant assumptions.

Derivatives

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the condensed consolidated statements of cash flows.

Foreign Exchange Contracts

CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the condensed consolidated statements of operations in the line “Other, net” and was not significant for all periods presented. The maturity of these instruments does not exceed 18 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months assuming foreign exchange rates remain unchanged is approximately $(2) million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Other, net” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.2 billion and $7.0 billion at September 30, 2017 and December 31, 2016, respectively.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Other, net” in the condensed consolidated statements of operations and was insignificant for all periods presented. The after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in interest expense over the next twelve months is insignificant.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the risk of reductions in the fair value of existing fixed rate bonds and medium-term notes due to changes in LIBOR based interest rates. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. Ineffectiveness was insignificant for the three and nine months ended September 30, 2017 and 2016.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the three and nine months ended September 30, 2017 and 2016.

All of CNH Industrial’s interest rate derivatives outstanding as of September 30, 2017 and December 31, 2016 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $4.1 billion and $4.3 billion at September 30, 2017 and December 31, 2016, respectively.

Financial Statement Impact of CNH Industrial Derivatives

The fair values of CNH Industrial’s derivatives as of September 30, 2017 and December 31, 2016 in the condensed consolidated balance sheets are recorded as follows:

	September 30, 2017	December 31, 2016
	(in millions)
Derivatives Designated as Hedging Instruments
Assets
Foreign exchange contracts	$50	$47
Interest rate derivatives	10	15
Total assets	$60	$62
Liabilities
Foreign exchange contracts	$(51)	$(105)
Interest rate derivatives	(12)	(17)
Total liabilities	$(63)	$(122)
Derivatives Not Designated as Hedging Instruments
Assets
Foreign exchange contracts	$25	$31
Interest rate derivatives	4	2
Total assets	$29	$33
Liabilities
Foreign exchange contracts	$(17)	$(116)
Interest rate derivatives	(4)	(11)
Total liabilities	$(21)	$(127)

Pre-tax gains (losses) on the condensed consolidated statements of operations related to CNH Industrial’s derivatives for the three and nine months ended September 30, 2017 and 2016 are recorded in the following accounts:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(in millions)		(in millions)
Fair Value Hedges
Interest rate derivatives—Interest expense	$—	$(10)	$(7)	$(8)
Gains/(losses) on hedged items—Interest expense	$—	$10	$7	$8
Cash Flow Hedges
Recognized in accumulated other comprehensive income (effective portion):
Foreign exchange contracts—accumulated other comprehensive income	$13	$4	$37	$5
Interest rate derivatives—accumulated other comprehensive income	$(1)	$(1)	$4	$14
Reclassified from accumulated other comprehensive income (effective portion):
Foreign exchange contracts—Net sales	$2	$18	$4	$38
Foreign exchange contracts—Cost of goods sold	$(9)	$(5)	$(43)	$17
Foreign exchange contracts—Other, net	$4	$(1)	$8	$5
Interest rate derivatives—Interest expense	$(1)	$—	$(2)	$(3)
Not Designated as Hedges
Foreign exchange contracts—Other, net	$(11)	$(33)	$13	$(147)

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2017 and December 31, 2016:

	Level 1		Level 2		Total
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$75	$78	$75	$78
Interest rate derivatives	—	—	14	17	14	17
Cross currency swaps	—	—	—	—	—	—
Available for sale securities	1	1	—	—	1	1
Total assets	$1	$1	$89	$95	$90	$96
Liabilities
Foreign exchange derivatives	$—	$—	$(68)	$(221)	$(68)	$(221)
Interest rate derivatives	—	—	(16)	(28)	(16)	(28)
Total liabilities	$—	$—	$(84)	$(249)	$(84)	$(249)

Fair Value of Other Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the condensed consolidated balance sheets approximates its fair value.

Financial Instruments Not Carried at Fair Value

The estimated fair market values of financial instruments not carried at fair value in the condensed consolidated balance sheets as of September 30, 2017 and December 31, 2016 are as follows:

	September 30, 2017		December 31, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$19,182	$19,234	$18,662	$18,554
Debt	$25,518	$25,774	$25,276	$25,372

Financing Receivables

The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement.

Debt

All debt is classified as a Level 2 fair value measurement with the exception of bonds issued by CNH Industrial Finance Europe S.A. and bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement.

16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The Company’s share of comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translations gains and losses, changes in the fair value of available-for-sale securities, the Company’s share of other comprehensive income (loss) of entities accounted for using the equity method, and reclassifications for amounts included in net income (loss) less net income (loss) and other comprehensive income (loss) attributable to the noncontrolling interest. For more information on derivative instruments, see “Note 15: Financial Instruments”. For more information on pensions and retirement benefit obligations, see “Note 6: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following (in millions):

	Three Months Ended September 30, 2017
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$16	$—	$16
Changes in retirement plans’ funded status	20	(5)	15
Foreign currency translation	(96)	—	(96)
Share of other comprehensive loss of entities using the equity method	14	—	14
Other comprehensive income (loss)	$(46)	$(5)	$(51)

	Three Months Ended September 30, 2016
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(10)	$2	$(8)
Changes in retirement plans’ funded status	20	(7)	13
Foreign currency translation	(9)	—	(9)
Share of other comprehensive loss of entities using the equity method	(4)	—	(4)
Other comprehensive income (loss)	$(3)	$(5)	$(8)

	Nine Months Ended September 30, 2017
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$74	$7	$81
Changes in retirement plans’ funded status	66	(21)	45
Foreign currency translation	(362)	—	(362)
Share of other comprehensive loss of entities using the equity method	49	—	49
Other comprehensive income (loss)	$(173)	$(14)	$(187)

	Nine Months Ended September 30, 2016
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(38)	$11	$(27)
Changes in retirement plans’ funded status	60	(21)	39
Foreign currency translation	161	—	161
Share of other comprehensive loss of entities using the equity method	3	—	3
Other comprehensive income (loss)	$186	$(10)	$176

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following (in millions):

	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Share of Other Comprehensive Income (Loss) of Entities Using the Equity Method	Total
Balance, January 1, 2016	$3	$(947)	$(806)	$(113)	$(1,863)
Other comprehensive income (loss), before reclassifications	19	(20)	159	3	161
Amounts reclassified from other comprehensive income (loss)	(46)	59	—	—	13
Other comprehensive income (loss) *	(27)	39	159	3	174
Balance, September 30, 2016	$(24)	$(908)	$(647)	$(110)	$(1,689)

Balance, January 1, 2017	$(88)	$(1,036)	$(490)	$(153)	$(1,767)
Other comprehensive income (loss), before reclassifications	48	—	(362)	51	(263)
Amounts reclassified from other comprehensive income (loss)	33	45	—	—	78
Other comprehensive income (loss) *	81	45	(362)	51	(185)
Balance, September 30, 2017	$(7)	$(991)	$(852)	$(102)	(1,952)
(*)

Excluded from the table above is other comprehensive income (loss) allocated to noncontrolling interests of $(2) million and $2 million for the nine months ended September 30, 2017 and 2016, respectively.

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in the three and nine months ended September 30, 2017 and 2016 consisted of the following:

	Amounts reclassified from other comprehensive income (loss)		Amount reclassified from other comprehensive income (loss)		Consolidated statement of operations line
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(in millions)		(in millions)
Cash flow hedges	$(2)	$(18)	$(4)	$(38)	Net sales
	9	5	43	(17)	Cost of goods sold
	(4)	1	(8)	(5)	Other, net
	1	—	2	3	Interest expense
	1	2	—	11	Income taxes
	$5	$(10)	$33	$(46)
Change in retirement plans’ funded status:
Amortization of actuarial losses	$22	$23	$69	$69	*
Amortization of prior service cost	(1)	—	(2)	(2)	*
	(6)	(3)	(22)	(8)	Income taxes
	$15	$20	$45	$59
Total reclassifications, net of tax	$20	$10	$78	$13
(*)	These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 6: Employee Benefit Plans and Postretirement Benefits” for additional information.

17. RELATED PARTY INFORMATION

CNH Industrial’s related parties are primarily EXOR N.V. and the companies that EXOR N.V. controls or has significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”). As of September 30, 2017, EXOR N.V. held 41.70% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of September 30, 2017. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates over which CNH Industrial has a significant influence or jointly controls.

The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Transactions with EXOR N.V. and its Subsidiaries and Affiliates

EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three and nine months ended September 30, 2017 and 2016.

In connection with the Demerger, Fiat (now known as FCA) and Fiat Industrial (now known as CNH Industrial) entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services (such as purchasing, tax, accounting and other back office services, security and training) to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.

Additionally, CNH Industrial sells engines and light commercial vehicles to and purchases engine blocks and other components from FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.

These transactions with FCA are reflected in the Company’s condensed consolidated financial statements as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(in millions)		(in millions)
Net sales	$174	$197	$500	$613
Cost of goods sold	$110	$110	$336	$352
Selling, general and administrative expenses	$40	$38	$112	$112

	September 30, 2017	December 31, 2016
	(in millions)
Trade receivables	$9	$11
Trade payables	$100	$105

Transactions with Unconsolidated Subsidiaries and Affiliates

CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to unconsolidated subsidiaries and affiliates such as IVECO—OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(in millions)		(in millions)
Net sales	$236	$151	$730	$515
Cost of goods sold	$117	$61	$327	$305

	September 30, 2017	December 31, 2016
	(in millions)
Trade receivables	$194	$113
Trade payables	$99	$108

At September 30, 2017 and December 31, 2016, CNH Industrial had pledged guarantees on commitments of its joint ventures for an amount of $267 million and $187 million, respectively, mainly related to IVECO—OTO MELARA Società Consortile a responsabilità limitata.

18. SUPPLEMENTAL INFORMATION

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH Industrial. This supplemental information does not purport to represent the operations of each group as if each group were to operate on a standalone basis. For example, Industrial Activities presents the cost of “interest free” periods for wholesale receivables as Interest Compensation to Financial Services, and not as a reduction of sales in their statements of operations. This supplemental data is as follows:

Industrial Activities—The financial information captioned “Industrial Activities” reflects the consolidation of all majority-owned subsidiaries except for Financial Services. Financial Services has been included using the equity method of accounting whereby the net income and net assets of Financial Services are reflected, respectively, in “Equity in income of unconsolidated subsidiaries and affiliates” in the accompanying condensed consolidated statements of operations, and in “Investment in Financial Services” in the accompanying condensed consolidated balance sheets.

Financial Services—The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.

Transactions between the “Industrial Activities” and “Financial Services” have been eliminated to arrive at the consolidated financial statements.

	Statement of Operations
	Industrial Activities		Financial Services
	Three Months Ended September 30,		Three Months Ended September 30,
	2017	2016	2017	2016
	(in millions)
Revenues
Net sales	$6,331	$5,461	$—	$—
Finance and interest income	28	39	409	386
Total revenues	$6,359	$5,500	$409	$386
Costs and expenses
Cost of goods sold	$5,242	$4,524	$—	$—
Selling, general and administrative expenses	495	478	64	68
Research and development expenses	243	211	—	—
Restructuring expenses	53	6	—	—
Interest expense	173	192	140	132
Interest compensation to Financial Services	84	84	—	—
Other, net	88	60	86	73
Total costs and expenses	$6,378	$5,555	$290	$273
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(19)	(55)	119	113
Income tax (expense) benefit	(24)	10	(40)	(42)
Equity in income of unconsolidated subsidiaries and affiliates	14	7	7	6
Results from intersegment investments	86	77	—	—
Net income	$57	$39	$86	$77

	Statement of Operations
	Industrial Activities		Financial Services
	Nine Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(in millions)
Revenues
Net sales	$18,370	$16,987	$—	$—
Finance and interest income	93	103	1,205	1,173
Total revenues	$18,463	$17,090	$1,205	$1,173
Costs and expenses
Cost of goods sold	$15,166	$14,014	$—	$—
Selling, general and administrative expenses	1,491	1,475	185	212
Research and development expenses	662	619	—	—
Restructuring expenses	75	30	2	1
Interest expense	462	494	408	390
Interest compensation to Financial Services	250	245	—	—
Other, net	204	741	251	213
Total costs and expenses	$18,310	$17,618	$846	$816
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	153	(528)	359	357
Income tax (expense) benefit	(106)	(54)	(119)	(125)
Equity in income of unconsolidated subsidiaries and affiliates	46	(14)	20	19
Results from intersegment investments	260	251	—	—
Net income (loss)	$353	$(345)	$260	$251

	Balance Sheets
	Industrial Activities		Financial Services
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
	(in millions)
ASSETS
Cash and cash equivalents	$3,569	$4,649	$531	$368
Restricted cash	—	—	681	837
Trade receivables	549	596	28	58
Financing receivables	1,325	1,592	19,926	19,546
Inventories, net	7,055	5,396	228	213
Property, plant and equipment, net	6,916	6,395	2	2
Investments in unconsolidated subsidiaries and affiliates	3,105	2,886	195	153
Equipment under operating leases	30	17	1,844	1,890
Goodwill	2,316	2,296	156	153
Other intangible assets, net	760	772	12	15
Deferred tax assets	1,127	1,060	209	188
Derivative assets	79	98	19	8
Other assets	1,844	1,505	366	382
Total assets	$28,675	$27,262	$24,197	$23,813
LIABILITIES AND EQUITY
Debt	$7,404	$7,691	$20,181	$20,061
Trade payables	5,715	5,042	188	180
Deferred tax liabilities	98	84	323	310
Pension, postretirement and other postemployment benefits	2,315	2,256	30	20
Derivative liabilities	81	239	12	21
Other liabilities	8,581	7,478	725	669
Total liabilities	$24,194	$22,790	$21,459	$21,261
Equity	4,456	4,451	2,738	2,552
Redeemable noncontrolling interest	25	21	—	—
Total liabilities and equity	$28,675	$27,262	$24,197	$23,813

	Statements of Cash Flows
	Industrial Activities		Financial Services
	Nine Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(in millions)
Operating activities:
Net income (loss)	$353	$(345)	$260	$251
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	536	533	4	4
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	232	215	198	191
Loss from disposal of assets	23	2	—	—
Loss on repurchase/early redemption of notes	56	38	—	—
Undistributed income (loss) of unconsolidated subsidiaries	(4)	62	(20)	(19)
Other non-cash items	70	83	60	89
Changes in operating assets and liabilities:
Provisions	165	501	(2)	(1)
Deferred income taxes	(84)	(4)	4	18
Trade and financing receivables related to sales, net	89	(61)	(53)	428
Inventories, net	(1,208)	(740)	(14)	(14)
Trade payables	228	(114)	3	(59)
Other assets and liabilities	(100)	161	67	143
Net cash provided by operating activities	$356	$331	$507	$1,031
Investing activities:
Additions to retail receivables	—	—	(2,857)	(2,747)
Collections of retail receivables	—	—	3,104	3,287
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	11	8	—	—
Proceeds from sale of assets under operating leases and assets sold under buy-back commitments	236	169	358	260
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and sold under buy-back commitments	(277)	(290)	(1)	—
Expenditures for assets under operating leases and assets sold under buy-back commitments	(717)	(600)	(479)	(491)
Other	(156)	496	193	(538)
Net cash provided by (used in) investing activities	$(903)	$(217)	$318	$(229)
Financing activities:
Proceeds from long-term debt	1,500	1,705	9,596	7,072
Payments of long-term debt	(2,044)	(1,291)	(9,950)	(7,854)
Net decrease in other financial liabilities	(72)	(299)	(115)	(152)
Dividends paid	(166)	(205)	(258)	(242)
Other	(16)	(58)	45	-
Net cash used in financing activities	$(798)	$(148)	$(682)	$(1,176)
Effect of foreign exchange rate changes on cash and cash equivalents	265	115	20	42
Increase (decrease) in cash and cash equivalents	(1,080)	81	163	(332)
Cash and cash equivalents, beginning of year	4,649	4,551	368	833
Cash and cash equivalents, end of period	$3,569	$4,632	$531	$501

19. SUBSEQUENT EVENTS

On October 24, 2017, Fitch Ratings initiated coverage of CNH Industrial N.V. and assigned its long-term issuer default rating of “BBB-” with a stable outlook; following this, CNH Industrial securities will be eligible for the main investment grade indices in the U.S. market.

On October 31, CNH Industrial announced the early redemption of all of the outstanding $600 million in principal amount of CNH Industrial Capital LLC 3⅞% Notes due July 2018.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its consolidated subsidiaries.

The Company has five reportable segments reflecting the five businesses directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment (ii) Construction Equipment, which designs, produces and sells construction equipment (iii) Commercial Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and specialty vehicles (iv) Powertrain, which designs, produces and sells engines, transmissions and axles for those vehicles and engines for marine and power generation applications; and (v) Financial Services, which provides financial services to the customers of our products. The Company’s worldwide agricultural equipment, construction equipment, commercial vehicles, powertrain operations as well as corporate functions are collectively referred to as “Industrial Activities”.

The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and the notes to our unaudited condensed consolidated financial statements in this report, as well as our annual report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (“SEC”). Results for the interim periods presented are not necessarily indicative of the results to be expected for the full fiscal year due to seasonal and other factors.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;
•	EMEA—member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);
•	LATAM—Central and South America, and the Caribbean Islands; and
•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Non-GAAP Financial Measures

We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. These measures facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These financial measures have no standardized meaning in U.S. GAAP, and are unlikely to be comparable to other similarly titled measures used by other companies, and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP.

Our primary non-GAAP financial measures are defined as follows:

Operating Profit

Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative (“SG&A”) expenses and research and development expenses.

Operating Profit of Financial Services is defined as revenues, less SG&A expenses, interest expenses and certain other operating expenses.

We provide a reconciliation of Operating Profit to Net Income, which is the most directly comparable U.S. GAAP financial measure included in our condensed consolidated statements of operations.

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)

Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. We provide a reconciliation of Net Debt to Total Debt, which is the most directly comparable U.S. GAAP financial measure included in our consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

Revenues on a Constant Currency Basis

We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year average exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange (“FX”) rate fluctuations.

RESULTS OF OPERATIONS

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 18: Supplemental Information” to our condensed consolidated financial statements for the three and nine months ended September 30, 2017, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.

Three Months Ended September 30, 2017 Compared to Three Months Ended September 30, 2016

Consolidated Results of Operations

	Three Months Ended September 30,
	2017	2016
	(in millions)
Revenues:
Net sales	$6,331	$5,461
Finance and interest income	299	288
Total revenues	6,630	5,749
Costs and expenses:
Cost of goods sold	5,242	4,524
Selling, general and administrative expenses	559	546
Research and development expenses	243	211
Restructuring expenses	53	6
Interest expense	259	273
Other, net	174	131
Total costs and expenses	6,530	5,691
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	100	58
Income tax (expense)	(64)	(32)
Equity in income of unconsolidated subsidiaries and affiliates	21	13
Net income	57	39
Net income attributable to noncontrolling interests	4	—
Net income attributable to CNH Industrial N.V.	$53	$39

Revenues

We recorded revenues of $6,630 million for the third quarter of 2017, an increase of 15.3% (up 11.5% on a constant currency basis) compared to the third quarter of 2016. Net sales of Industrial Activities were $6,331 million in the third quarter of 2017, a 15.9% increase (up 12.0% on a constant currency basis) from the third quarter of 2016 as a result of improvements in all segments.

Cost of Goods Sold

Cost of goods sold were $5,242 million for the third quarter of 2017 compared with $4,524 million for the third quarter of 2016. The increase of 15.9% was driven by the increase in revenues. As a percentage of net sales of Industrial Activities, cost of goods sold was 82.8% in the third quarter of both 2017 and 2016.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $559 million during the third quarter of 2017 (8.4% of net revenues), up $13 million compared to the third quarter of 2016 (9.5% of net revenues).

Research and Development Expenses

For the third quarter of 2017, research and development expenses were $243 million compared to $211 million for the third quarter of 2016. The expenses in both periods were primarily attributable to continued investment in new products.

Restructuring Expenses

Restructuring expenses for the third quarter of 2017 were $53 million compared to $6 million for the third quarter of 2016. The expenses in the third quarter of 2017 were primarily attributable to actions in Commercial Vehicles as part of the Efficiency Program launched in 2014. Specifically, at the end of the quarter, the Company initiated additional capacity realignments in its firefighting business. The Company recognized a total pre-tax restructuring charge of $47 million, of which $14 million is a non-cash charge. These actions will result in approximately $18 million of total annual pre-tax savings which the Company anticipates will be fully realized by 2019.

Interest Expense

Interest expense was $259 million for the third quarter of 2017 compared to $273 million for the third quarter of 2016. The interest expense attributable to Industrial Activities for the third quarter of 2017, net of interest income and eliminations, was $145 million compared to $153 million in the third quarter of 2016. In the third quarter of 2017, interest expense includes a charge of $39 million related to the CIFE 2017 Notes repurchase. In the third quarter of 2016, interest expense included a charge of $38 million related to the repurchase of $450 million of Case New Holland Industrial Inc.’s 7.875% Notes due 2017. Excluding the impact of these charges, interest expense decreased as a result of lower interest rates mainly due to the repurchase/early redemption of Case New Holland Industrial Inc. Notes in 2016 and 2017, and of the CIFE 2017 Notes repurchase in 2017 (which were replaced with lower rate notes), as well as lower average indebtedness.

Other, net

Other, net expenses were $174 million for the third quarter of 2017 compared to $131 million in 2016. The increase was primarily attributable to higher foreign exchange losses.

Income Taxes

	Three Months Ended September 30,
	2017	2016
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$100	$58
Income tax (expense)	$(64)	$(32)
Effective tax rate	64.0%	55.2%

Income taxes totaled $64 million for the third quarter of 2017 compared to $32 million in the third quarter of 2016. The effective tax rate was 64.0% in the third quarter of 2017 compared to an effective tax rate of 55.2% in the third quarter 2016. Excluding the impact of restructuring and charges incurred on the repurchase/early redemption of Notes in both periods, the effective tax rate was 34% and 46% in the third quarter of 2017 and 2016, respectively. The improvement was primarily due to favorable changes in the jurisdictional profit mix.

Equity in Income of Unconsolidated Subsidiaries and Affiliates

Equity in income of unconsolidated subsidiaries and affiliates totaled $21 million and $13 million for the third quarter of 2017 and 2016, respectively.

Net Income

Net income was $57 million in the third quarter of 2017 compared to net income of $39 million in the third quarter of 2016.

Industrial Activities and Business Segments

The following tables show revenues and operating profit by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Three Months Ended September 30,
	2017	2016	% Change	% Change excl. FX
	(in millions, except percentages)
Revenues:
Agricultural Equipment	$2,651	$2,359	12.4%	9.4%
Construction Equipment	642	595	7.9%	6.0%
Commercial Vehicles	2,537	2,114	20.0%	14.7%
Powertrain	1,075	850	26.5%	20.4%
Eliminations and other	(574)	(457)	n.m.	n.m.
Total net sales of Industrial Activities	6,331	5,461	15.9%	12.0%
Financial Services	409	386	6.0%	3.4%
Eliminations and other	(110)	(98)	n.m.	n.m.
Total revenues	$6,630	$5,749	15.3%	11.5%

n.m. – not meaningful

	Three Months Ended September 30,
	2017	2016	$ Change
	(in millions)
Operating profit:
Agricultural Equipment	$208	$155	$53
Construction Equipment	13	1	12
Commercial Vehicles	59	64	(5)
Powertrain	88	52	36
Eliminations and other	(17)	(24)	7
Total operating profit of Industrial Activities	351	248	103
Financial Services	120	114	6
Eliminations and other	(83)	(84)	1
Total operating profit	$388	$278	$110

Net sales of Industrial Activities were $6,331 million during the third quarter of 2017, a 15.9% increase (up 12.0% on a constant currency basis) compared to the same period of 2016 driven by increased revenues in each segment.

Operating profit of Industrial Activities was $351 million in the third quarter of 2017, a $103 million or 41% increase from the third quarter of 2016, with an operating margin of 5.5%, up 1.0 percentage point (“p.p.”) compared to the third quarter of 2016.

Business Segment Performance

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales by geographic region for the third quarter of 2017 compared to the third quarter of 2016:

Agricultural Equipment Sales—by geographic region:

	Three Months Ended September 30,
(in millions, except percentages)	2017	2016	% Change
NAFTA	$873	$888	(1.7)%
EMEA	903	727	24.2%
LATAM	417	350	19.1%
APAC	458	394	16.2%
Total	$2,651	$2,359	12.4%

Net sales of Agricultural Equipment were $2,651 million for the third quarter of 2017, an increase of 12.4% (up 9.4% on a constant currency basis) compared to the third quarter of 2016. Net sales increased in EMEA, primarily due to improved volume for combines and low horsepower tractors and favorable net price realization. Net sales also increased in APAC, mainly in India, and in LATAM, mainly in Brazil and Argentina. Net sales in NAFTA were flat, as stable row crop market conditions and improved tractor mix were offset by reduced market demand for hay and forage products.

In our key product segments within NAFTA, the over 140 horsepower (“hp”) tractor market was down 1% while demand for combines was up 10%. Demand for under 140 hp tractors in NAFTA was down 2%. In LATAM, the tractor market increased 2% and the combine market decreased 1%. EMEA markets were up 1% and 13% for tractors and combines, respectively. APAC markets increased 22% for tractors and 1% for combines.

Agricultural Equipment’s worldwide market share performance was up for tractors and for combines mainly concentrated in the EMEA and LATAM regions. In the third quarter of 2017, Agricultural Equipment’s worldwide unit production was 5% above retail sales, mainly in support of the expected seasonal increase in demand and from dairy and livestock customers in EMEA. Production of NAFTA tractors was 4% below retail sales and combines was 16% above retail sales, respectively.

Operating Profit

Agricultural Equipment’s operating profit was $208 million for the third quarter of 2017 compared to $155 million for the third quarter of 2016. Operating margin increased 1.2 p.p. over the third quarter of 2016 to 7.8% as favorable volume and product mix, together with positive net price realization and improved quality costs, more than offset raw material cost increases and increased investments in research and development.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales by geographic region for the third quarter of 2017 compared to the third quarter of 2016:

Construction Equipment Sales—by geographic region:

	Three Months Ended September 30,
(in millions, except percentages)	2017	2016	% Change
NAFTA	$336	$316	6.3%
EMEA	130	128	1.6%
LATAM	89	77	15.6%
APAC	87	74	17.6%
Total	$642	$595	7.9%

Net sales of Construction Equipment were $642 million for the third quarter of 2017, an increase of 7.9% from the third quarter of 2016 (up 6.0% on a constant currency basis) driven by market growth in all regions, particularly in light equipment in NAFTA and in APAC, where we have seen a sustained rebound in demand since last year. The current worldwide order book is over 50% higher than the previous year.

In the third quarter of 2017, Construction Equipment’s worldwide heavy industry sales were up 34%, and light industry sales were up 16% compared to the third quarter of 2016. Industry light equipment sales were up in NAFTA, EMEA and APAC while heavy equipment industry sales were up in all regions. Construction Equipment’s worldwide market share for heavy construction equipment was down compared to prior year driven by LATAM. Market share for light construction equipment was up compared to the prior year driven by NAFTA and LATAM.

Construction Equipment’s worldwide production levels were 2% above retail sales in the quarter which is in-line with production seasonality.

Operating Profit

Construction Equipment reported operating profit of $13 million for the third quarter of 2017, a $12 million increase over the third quarter of 2016, with an operating margin of 2.0%, up 1.8 p.p. compared to the third quarter of 2016. The increase was mainly driven by higher volumes and favorable product mix, as well as slightly positive price realization.

Commercial Vehicles

Net Sales

The following table shows Commercial Vehicles’ net sales by geographic region for the third quarter of 2017 compared to the third quarter of 2016:

Commercial Vehicles Sales—by geographic region:

	Three Months Ended September 30,
(in millions, except percentages)	2017	2016	% Change
NAFTA	$5	$8	n.m.
EMEA	2,039	1,746	16.8%
LATAM	236	189	24.9%
APAC	257	171	50.3%
Total	$2,537	$2,114	20.0%

n.m. – not meaningful

Commercial Vehicles’ net sales were $2,537 million for the third quarter of 2017, an increase of 20.0% (up 14.7% on a constant currency basis) compared to the third quarter of 2016. In EMEA, net sales increased as a result of price realization, fleet-related sales of heavy tractor trucks and commercials vans, and timing of specialty vehicle deliveries. In LATAM and APAC, net sales improved as a result of favorable industry trends in Argentina, Turkey, and Australia.

During the third quarter of 2017, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was up 4% compared to the same period in 2016. The Light Commercial Vehicles (“LCV”) market (GVW 3.5-7.49 tons) increased 6% and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) decreased 1%. In LATAM, new truck registrations (GVW ≥3.5 tons) increased 15% over the same period of 2016, due to a 46% increase in Argentina, a 4% increase in Brazil, while Venezuela decreased 79%. In APAC, registrations grew by 10%.

In the third quarter of 2017, our market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 12.8%, down 1.1 p.p. compared to the third quarter of 2016. Our market share in LATAM in the third quarter of 2017 was 12.2%, up 0.7 p.p. compared to the third quarter of 2016.

Commercial Vehicles delivered approximately 33,900 vehicles (including buses and specialty vehicles) in the quarter, representing a 5% increase from the same prior-year period. Volumes increased 3% and 4% in the M&H truck and LCV segments, respectively. Commercial Vehicles’ deliveries decreased 1% in EMEA, but increased in LATAM and APAC by 47% and 36%, respectively.

Commercial Vehicles’ third quarter ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 0.99, an increase of 25% compared to the third quarter of 2016. In the three months ended September 30, 2017, truck order intake in Europe increased 23% compared to the third quarter of 2016, with a 34% increase in LCV and a 4% increase in M&H.

Operating Profit

Commercial Vehicles reported operating profit of $59 million for the third quarter of 2017 compared to $64 million in the third quarter of 2016, with an operating margin of 2.3%, down 0.7 p.p. from the prior year. The margin was affected by unfavorable product and channel mix, more than offsetting the favorable volume impact, as well as increased investments in research and development on new product programs. The price realization achieved was more than offset by Euro 6 emissions content costs and the impact of the devaluation of the British Pound. In general, pricing conditions in the main European markets remained very competitive during the quarter.

Powertrain

Net Sales

Powertrain net sales were $1,075 million for the third quarter of 2017, a 26.5% increase over the third quarter of 2016 (up 20.4% on a constant currency basis) as a result of higher sales volumes to both captive and external customers. Sales to external customers accounted for 48% of total net sales, which is in line with the third quarter of 2016.

During the third quarter of 2017, Powertrain sold approximately 147,800 engines, an increase of 17% compared to the third quarter of 2016. In terms of major customers, 24% of engine units were supplied to Commercial Vehicles, 18% to Agricultural Equipment, 4% to Construction Equipment and the remaining 54% to external customers. Additionally, Powertrain delivered approximately 15,800 transmissions, a decrease of 9% compared to the third quarter of 2016, and 41,700 axles, a 4% increase compared to the third quarter of 2016.

Operating Profit

For the third quarter of 2017, Powertrain’s operating profit was $88 million, up $36 million from the third quarter of 2016 as a result of higher volume, favorable engine mix and manufacturing efficiencies. Operating margin increased 2.1 p.p. over prior year to 8.2%, which is the highest third quarter margin ever reported in the segment’s history.

Financial Services Performance

Finance and Interest Income

Financial Services reported revenues of $409 million for the third quarter of 2017, an increase of 6.0% compared to the third quarter of 2016 (up 3.4% on a constant currency basis) due to higher activity in LATAM and APAC.

Net Income

Net income of Financial Services was $86 million for the third quarter of 2017, a $9 million increase over the third quarter of 2016, primarily due to higher activity in LATAM and APAC, lower provisions for credit losses, and the positive impact of currency translation.

Retail loan originations in the quarter, including unconsolidated joint ventures, were $2.3 billion, flat compared to the third quarter of 2016. The managed portfolio, including unconsolidated joint ventures, increased $1.2 billion from the prior year (up $0.5 billion on a constant currency basis) to $26.0 billion as of September 30, 2017, of which retail was 63% and wholesale was 37%.

Reconciliation of Operating Profit to Net Income (Loss)

The following table includes the reconciliation of net income, the most comparable U.S. GAAP financial measure, to our operating profit, a non-GAAP financial measure.

	Three Months Ended September 30,
	2017	2016
	(in millions)

Operating profit	$388	$278
Restructuring expenses	(53)	(6)
Interest expenses of Industrial Activities, net of interest income and eliminations	(145)	(153)
Other, net	(90)	(61)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	100	58
Income tax (expense)	(64)	(32)
Equity in income of unconsolidated subsidiaries and affiliates	21	13
Net income	$57	$39

Nine months ended September 30, 2017 Compared to Nine months ended September 30, 2016

Consolidated Results of Operations

	Nine Months Ended September 30,
	2017	2016
	(in millions)
Revenues:
Net sales	$18,370	$16,987
Finance and interest income	889	887
Total revenues	19,259	17,874
Costs and expenses:
Cost of goods sold	15,166	14,014
Selling, general and administrative expenses	1,676	1,687
Research and development expenses	662	619
Restructuring expenses	77	31
Interest expense	712	743
Other, net	454	951
Total costs and expenses	18,747	18,045
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	512	(171)
Income tax (expense)	(225)	(179)
Equity in income of unconsolidated subsidiaries and affiliates	66	5
Net income (loss)	353	(345)
Net income attributable to noncontrolling interests	12	2
Net income (loss) attributable to CNH Industrial N.V.	$341	$(347)

Revenues

We recorded revenues of $19,259 million for the nine months ended September 30, 2017, up 7.7% (up 7.0% on a constant currency basis) compared to the nine months ended September 30, 2016. Net sales of Industrial Activities were $18,370 million for the nine months ended September 30, 2017, an 8.1% increase (up 7.5% on a constant currency basis) from the nine months ended September 30, 2016. Net sales of Industrial Activities increased in all segments.

Cost of Goods Sold

Cost of goods sold were $15,166 million for the nine months ended September 30, 2017 compared with $14,014 million for the nine months ended September 30, 2016. The increase of 8.2% was largely driven by the increase in revenues. As a percentage of net sales of Industrial Activities, cost of goods sold was 82.6% and 82.5% for the nine months ended September 30, 2017 and 2016, respectively.

Selling, General and Administrative Expenses

SG&A expenses amounted to $1,676 million for the nine months ended September 30, 2017 (8.7% of revenues), down 0.7%, compared to $1,687 million recorded in the nine months ended September 30, 2016 (9.4% of revenues).

Research and Development Expenses

For the nine months ended September 30, 2017, research and development expenses were $662 million compared to $619 million for the nine months ended September 30, 2016. The expense in both periods was primarily attributable to continued investment in new products.

Restructuring Expenses

Restructuring expenses for the nine months ended September 30, 2017 were $77 million compared to $31 million for the same period in 2016. The expenses in the nine months ended September 30, 2017 were primarily attributable to actions in Commercial Vehicles, Agricultural Equipment, and Construction Equipment as part of the Efficiency Program launched in 2014. The expenses in the nine months ended September 30, 2016 were mainly the result of Efficiency Program actions in Commercial Vehicles and Agricultural Equipment.

Interest Expense

Interest expense was $712 million for the nine months ended September 30, 2017 compared to $743 million for the nine months ended September 30, 2016. The interest expense attributable to Industrial Activities, net of interest income and eliminations, was $370 million, a decrease of $22 million over the nine months ended September 30, 2016. For the nine months ended September 30, 2017 and 2016, interest expense includes a charge of $56 million and $38 million, respectively, related to the repurchase/early redemption of Notes. Excluding the impact of these charges, interest expense decreased by $49 million as a result of lower interest rates mainly due to the 2017 Notes repurchase and early redemption in 2017 and $450 million of Case New Holland Industrial Inc.’s 7.875% Notes due 2017 in 2016, which were replaced with lower rate notes as well as lower average indebtedness.

Other, net

Other, net expenses were $454 million for the nine months ended September 30, 2017 compared to $951 million for the nine months ended September 30, 2016 which included a non-recurring charge of $551 million in 2016 due to the European Commission settlement. For more information on the European Commission settlement, see “Note 14:  Commitments and Contingencies”.

Income Taxes

	Nine Months Ended September 30,
	2017	2016
	(in millions, except percentages)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$512	$(171)
Income tax (expense)	$(225)	$(179)
Effective tax rate	43.9%	(104.7%)

Income taxes totaled $225 million for the nine months ended September 30, 2017 compared to $179 million for the nine months ended September 30, 2016. The 2017 effective tax rate was 43.9% and was impacted by restructuring expenses and the charges related to the 2017 Notes repurchase and early redemption. The 2016 effective tax rate of -104.7% was impacted by restructuring expenses and the non-tax deductible charge for the European Commission settlement. Excluding the impact of restructuring and the charges for the repurchase/early redemption of the Notes in both periods, the effective tax rate was 37% and 44% for the nine months ended September 30, 2017 and 2016, respectively.

Equity in Income of Unconsolidated Subsidiaries and Affiliates

Equity in income of unconsolidated subsidiaries and affiliates totaled $66 million and $5 million for the nine months ended September 30, 2017 and 2016, respectively. The nine months ended September 30, 2016 included a negative impact of $28 million incurred by the joint venture Naveco Ltd due to its exit from a line of business.

Net Income

Net income was $353 million for the nine months ended September 30, 2017, a $698 million increase over the nine months ended September 30, 2016. The $345 million net loss in 2016 included a non-tax deductible charge of $551 million resulting from the European Commission settlement.

Industrial Activities and Business Segments

The following tables show revenues and operating profit by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Nine Months Ended September 30,
	2017	2016	% Change	% Change Excl. FX
	(in millions, except percentages)
Revenues:
Agricultural Equipment	$7,890	$7,291	8.2%	6.8%
Construction Equipment	1,841	1,726	6.7%	5.9%
Commercial Vehicles	7,203	6,754	6.6%	6.6%
Powertrain	3,213	2,755	16.6%	16.8%
Eliminations and other	(1,777)	(1,539)	n.m.	n.m.
Total net sales of Industrial Activities	18,370	16,987	8.1%	7.5%
Financial Services	1,205	1,173	2.7%	0.8%
Eliminations and other	(316)	(286)	n.m.	n.m.
Total revenues	$19,259	$17,874	7.7%	7.0%

n.m. – not meaningful

	Nine Months Ended September 30,
	2017	2016	$ Change
	(in millions)
Operating profit:
Agricultural Equipment	$670	$546	$124
Construction Equipment	8	32	(24)
Commercial Vehicles	178	202	(24)
Powertrain	260	171	89
Eliminations and other	(65)	(72)	7
Total operating profit of Industrial Activities	1,051	879	172
Financial Services	365	363	2
Eliminations and other	(248)	(244)	(4)
Total operating profit	$1,168	$998	$170

Net sales of Industrial Activities were $18,370 million for the nine months ended September 30, 2017, up 8.1% (up 7.5% on a constant currency basis) from the nine months ended September 30, 2016. Net sales of Industrial Activities increased in all segments.

Operating profit of Industrial Activities was $1,051 million for the nine months ended September 30, 2017, a $172 million increase from the nine months ended September 30, 2016. For the nine months ended September 30, 2017, operating margin was 5.7%, up 0.5 p.p. compared to the nine months ended September 30, 2016. Operating profit of Industrial Activities was primarily impacted by positive performance of Agricultural Equipment and Powertrain.

Business Segment Performance

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales by geographic region for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016:

Agricultural Equipment Sales—by geographic region:

	Nine Months Ended September 30,
(in millions, except percentages)	2017	2016	% Change
NAFTA	$2,588	$2,649	(2.3)%
EMEA	2,916	2,726	7.0%
LATAM	1,156	855	35.2%
APAC	1,230	1,061	15.9%
Total	$7,890	$7,291	8.2%

Net sales of Agricultural Equipment were $7,890 million for the nine months ended September 30, 2017, up 8.2% (up 6.8% on a constant currency basis) compared to the nine months ended September 30, 2016. The increase was mainly due to favorable industry volume and product mix in LATAM, primarily in the Argentinian and Brazilian markets. Net sales increased in APAC mainly driven by favorable volume in Australia. Higher net sales in EMEA were primarily due to positive volume and pricing. NAFTA net sales were down due to unfavorable industry volume in the small grain sector, and de-stocking actions in cash crop tractors, and hay and forage product lines.

In our key product segments within NAFTA, the over 140 hp tractor segment was down 6% while demand for combines was up 5%. NAFTA had 5% increased demand for tractors under 140 hp. In LATAM, tractor and combines markets increased 20% and 16%, respectively. EMEA markets were flat for tractors and up 2% for combines. APAC markets increased 8% for tractors and 56% for combines.

Agricultural Equipment’s worldwide market share performance was up for tractors and down for combines.

Operating Profit

Agricultural Equipment’s operating profit was $670 million for the nine months ended September 30, 2017 compared to $546 million for the nine months ended September 30, 2016, with an operating margin of 8.5% (7.5% in 2016). The increase was the result of revenue growth in LATAM, EMEA and APAC, as well as improved fixed cost absorption and disciplined net price realization.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales by geographic region for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016:

Construction Equipment Sales—by geographic region:

	Nine Months Ended September 30,
(in millions, except percentages)	2017	2016	% Change
NAFTA	$980	$920	6.5%
EMEA	366	382	(4.2)%
LATAM	216	195	10.8%
APAC	279	229	21.8%
Total	$1,841	$1,726	6.7%

Net sales of Construction Equipment were $1,841 million for the nine months ended September 30, 2017, up 6.7% over the nine months ended September 30, 2016 (up 5.9% on a constant currency basis) driven by favorable volume and mix primarily in NAFTA and APAC.

In the nine months ended September 30, 2017, Construction Equipment’s worldwide heavy industry volumes were up 32% and light industry volumes were up 16% compared to the nine months ended September 30, 2016. Overall industry volumes increased in both product categories in all regions.

Construction Equipment’s worldwide market share was relatively flat compared to the prior year period for both heavy and light construction equipment.

Operating Profit

Construction Equipment reported an operating profit of $8 million for the nine months ended September 30, 2017 compared to $32 million for the nine months ended September 30, 2016 mainly as a result of an unfavorable foreign exchange impact on product cost partially offset by positive volumes. Operating margin decreased 1.5 p.p. to 0.4%.

Commercial Vehicles

Net Sales

The following table shows Commercial Vehicles’ net sales by geographic region for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016:

Commercial Vehicles Sales—by geographic region:

	Nine Months Ended September 30,
(in millions, except percentages)	2017	2016	% Change
NAFTA	$13	$36	n.m.
EMEA	5,901	5,726	3.1%
LATAM	603	499	20.8%
APAC	686	493	39.1%
Total	$7,203	$6,754	6.6%

n.m. – not meaningful

Commercial Vehicles’ net sales were $7,203 million during the nine months ended September 30, 2017, up 6.6% (up 6.6% on a constant currency basis) compared to the nine months ended September 30, 2016 as a result of higher volume and mix in APAC, LATAM and EMEA.

During the nine months ended September 30, 2017, the European truck market (GVW ≥3.5 tons) excluding U.K. and Ireland was up 4% compared to 2016. The Light Commercial Vehicles (“LCV”) market (GVW 3.5-7.49 tons) increased 5%, and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) increased 1%. In LATAM, new truck registrations (GVW ≥3.5 tons) increased 8% compared to the nine months ended September 30, 2016. The LCV and M&H truck markets increased 10% and 8%, respectively. In APAC, registrations increased 8%.

In the nine months ended September 30, 2017, our market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 12.5%, flat compared to the prior year. Our market share in LATAM was 12.0%, flat compared to the nine months ended September 30, 2016.

Commercial Vehicles delivered approximately 106,500 vehicles (including buses and specialty vehicles) in the nine months ended September 30, 2017, representing a 1% increase from the nine months ended September 30, 2016. Volumes increased 6% in the M&H truck segment, while volumes were down 1% in the LCV segment. Commercial Vehicles’ deliveries increased 34% in LATAM and 16% in APAC, but decreased by 2% in EMEA.

Operating Profit

Commercial Vehicles reported operating profit of $178 million for the nine months ended September 30, 2017 compared to $202 million for the nine months ended September 30, 2016. Operating margin decreased 0.5 p.p. to 2.5% primarily due to lower volume and unfavorable mix in EMEA and unfavorable impact of currency translation in the UK, partially offset by manufacturing efficiencies. In LATAM, operating profit improved primarily due to higher industry volumes and positive net price realization. In APAC, operating profit was up primarily due to positive volume and mix in the truck, bus, and firefighting businesses.

Powertrain

Net Sales

Powertrain net sales were $3,213 million for the nine months ended September 30, 2017, an increase of 16.6% (up 16.8% on a constant currency basis) compared to the nine months ended September 30, 2016, due to higher volumes in EMEA and APAC. Sales to external customers accounted for 47% of total net sales compared to 46% in 2016.

During the nine months ended September 30, 2017, Powertrain sold approximately 455,300 engines, an increase of 13% over the nine months ended September 30, 2016. In terms of major customers, 26% of engine units were supplied to Commercial Vehicles, 19% to Agricultural Equipment, 3% to Construction Equipment and the remaining 52% to external customers. Additionally, Powertrain delivered approximately 54,100 transmissions, a decrease of 9% compared to the nine months ended September 30, 2016, and 146,500 axles, flat compared to the nine months ended September 30, 2016.

Operating Profit

For the nine months ended September 30, 2017, Powertrain’s operating profit was $260 million, up $89 million compared to the nine months ended September 30, 2016, with an operating margin of 8.1%, up 1.9 p.p. over 2016. The improvement was mainly due to higher volumes and manufacturing efficiencies.

Financial Services Performance

Finance and Interest Income

Financial Services reported revenues of $1,205 million for the nine months ended September 30, 2017, an increase of 2.7% compared to the nine months ended September 30, 2016 (up 0.8% on a constant currency basis) primarily due to higher activity in LATAM and APAC.

Net Income

Net income of Financial Services was $260 million for the nine months ended September 30, 2017, a $9 million increase over the nine months ended September 30, 2016 due to the higher activity in LATAM and APAC, lower provisions for credit losses and the positive impact of currency translation partially offset by reduced interest spreads.

Retail loan originations in the nine months ended September 30, 2017 were $6.5 billion, relatively flat compared to the prior year period. The managed portfolio (including unconsolidated joint ventures) increased $1.2 billion (flat on a constant currency basis) from December 31, 2016 to $26.0 billion as of September 30, 2017, of which retail was 63% and wholesale was 37%.

Reconciliation of Operating Profit to Net Income (Loss)

The following table includes the reconciliation of our net income (loss), the most comparable U.S. GAAP financial measure, to our operating profit, a non-GAAP financial measure.

	Nine Months Ended September 30,
	2017	2016
	(in millions)

Operating profit	$1,168	$998
Restructuring expenses	(77)	(31)
Interest expenses of Industrial Activities, net of interest income and eliminations	(370)	(392)
Other, net (1)	(209)	(746)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	512	(171)
Income taxes	(225)	(179)
Equity in income of unconsolidated subsidiaries and affiliates	66	5
Net income (loss)	$353	$(345)
(1)

In the nine months ended September 30, 2016, Other, net included the non-recurring charge of $551 million related to the European Commission settlement. For more information on the European Commission settlement, see “Note 14: Commitments and Contingencies”.

CRITICAL ACCOUNTING POLICIES

See our critical accounting policies discussed in the Management’s Discussion and Analysis of the most recent annual report filed on Form 20-F. There have been no material changes to these policies.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statements of cash flows and our condensed consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.

Cash Flows

During the nine months ended September 30, 2017, consolidated cash and cash equivalents decreased by $917 million. Cash and cash equivalents of Industrial Activities decreased $1,080 million, while cash and cash equivalents of Financial Services increased by $163 million.

Cash Flows of Industrial Activities

Net cash provided by operating activities was $356 million in the nine months ended September 30, 2017 compared to $331 million generated in the nine months ended September 30, 2016.

Net cash used in investing activities was $903 million in the nine months ended September 30, 2017 compared to $217 million used in the nine months ended September 30, 2016. The increase in cash usage was primarily due to a decrease in net cash receipts related to intersegment receivables and payables.

Net cash used in financing activities was $798 million in the nine months ended September 30, 2017 compared to $148 million used in the nine months ended September 30, 2016. The increased cash usage was primarily due to the early redemption of all the outstanding $636 million aggregate principal amount of Case New Holland Inc 7.875% Senior Notes due 2017 (repurchase of $450 million in the nine months ended September 30, 2016), as well as the repurchase of €347 million of CNH Industrial Finance Europe S.A. outstanding €1.2 billion 6.250% Notes due 2018, and the repurchase of €453 million of CNH Industrial Finance Europe S.A. outstanding €1 billion 2.750% Notes due 2019, as well as the reduction in bank debt.

Cash Flows of Financial Services

Net cash provided by operating activities was $507 million in 2017 compared to $1,031 million provided in the nine months ended September 30, 2016. The decrease in cash generated by operating activities was primarily due to a higher level of wholesale portfolio.

Net cash provided by investing activities was $318 million in the nine months ended September 30, 2017 compared to a usage of $229 million in 2016, primarily reflecting an increase in net cash received related to intersegment payables and receivables.

Net cash used in financing activities was $682 million in the nine months ended September 30, 2017 compared to $1,176 million in the prior year. The decrease in cash usage was primarily due to lower net repayments of debt.

Debt

As of September 30, 2017 and December 31, 2016, our consolidated debt was as detailed in the table below:

	Consolidated		Industrial Activities		Financial Services
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
	(in millions)
Total debt	$25,518	$25,276	$7,404	$7,691	$20,181	$20,061

A summary of debt as of September 30, 2017 and December 31, 2016 including drawings under credit lines is as follows:

	September 30, 2017			December 31, 2016
	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
	(in millions)
Bonds:
Payable in 2017, interest rate of 7.875%	—	—	—	636	—	636
Payable in 2018, interest rate of 6.250%	1,007	—	1,007	1,265	—	1,265
Payable in 2019, interest rate of 2.750%	646	—	646	1,054	—	1,054
Payable in 2021, interest rate of 2.875%	827	—	827	738	—	738
Payable in 2022, interest rate of 1.625%	89	—	89	—	—	—
Payable in 2022, interest rate of 1.375%	590	—	590	—	—	—
Payable in 2023, interest rate of 2.875%	590	—	590	527	—	527
Payable in 2023, interest rate of 4.500%	600	—	600	600	—	600
Payable in 2025, interest rate of 3.500%	118	—	118	105	—	105
Payable in 2025, interest rate of 1.750%	767	—	767	—	—	—
Payable in 2028, interest rate of 3.875%	59	—	59	53	—	53
Payable in 2017, interest rate of 3.250%	—	—	—	—	500	500
Payable in 2018, interest rate of 3.625%	—	600	600	—	600	600
Payable in 2018, interest rate of 3.875%	—	600	600	—	600	600
Payable in 2019, interest rate of 3.375%	—	500	500	—	500	500
Payable in 2020, interest rate of 4.375%	—	600	600	—	600	600
Payable in 2021, interest rate of 4.875%	—	500	500	—	500	500
Payable in 2021, interest rate of 3.875%	—	400	400	—	400	400
Payable in 2022, interest rate of 4.375%	—	500	500	—	—	—
Hedging effects, bond premium/discount, and unamortized issuance costs	(50)	(21)	(71)	(34)	(31)	(65)
Total Bonds	5,243	3,679	8,922	4,944	3,669	8,613
Asset-backed debt	3	11,549	11,552	8	11,776	11,784
Other Debt	1,358	3,686	5,044	1,742	3,137	4,879
Intersegment debt	800	1,267	—	997	1,479	—
Total Debt	$7,404	$20,181	$25,518	$7,691	$20,061	$25,276

In March 2017, CNH Industrial Finance Europe S.A. issued as a private placement €75 million of notes at an annual fixed rate of 1.625% due in 2022 (the “1.625% CIFE Notes”) at an issue price of 99.4065 percent of their principal amount. The 1.625% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In April 2017, CNH Industrial Capital LLC issued at par $500 million of notes at an annual fixed rate of 4.375% due in 2022.

In May 2017, CNH Industrial Finance Europe S.A. issued €500 million of notes at an annual fixed rate of 1.375% due in 2022 (the “1.375% CIFE Notes”) at an issue price of 99.335 percent of their principal amount. The 1.375% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In June 2017, Case New Holland Industrial Inc. redeemed all of the outstanding $636 million aggregate principal amount of its 7.875% Senior Notes due 2017.

In September 2017, the Company repurchased a total of €800 million in principal amount of 6.250% Notes due 2018 and 2.750% Notes due 2019 issued by CNH Industrial Finance Europe S.A., and issued €650 million in principal amount of 1.750% Notes due 2025.

In October 2017, the Company announced the early redemption of all of the outstanding $600 million in principal amount of 3.875% Notes due 2018 issued by CNH Industrial Capital LLC.

On October 24, 2017, Fitch Ratings assigned CNH Industrial N.V. and CNH Industrial Capital LLC new long-term issuer default ratings of “BBB-”. This rating action follows the upgrade of Standard and Poor’s, on June 15, 2017, of the long-term corporate rating of CNH Industrial N.V. and CNH Industrial Capital LLC to “BBB-”. These two actions will make the Company’s securities eligible for the main investment grade indices in the U.S. market, which the Company believes will improve its access to funding at better rates. Further, following the upgrade by S&P Global Ratings, the Euro Medium Term Notes will benefit from Eurosystem eligibility, and the financial covenant contained in the €1.75 billion Revolving Credit Facility, that requires Industrial Activities to maintain EBITDA/Net interest ratio, will no longer be applicable.

The calculation of Net Debt as of September 30, 2017 and December 31, 2016 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Industrial Activities		Financial Services
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
	(in millions)
Third party debt	$25,518	$25,276	$6,604	$6,694	$18,914	$18,582
Intersegment notes payable *	—	—	800	997	1,267	1,479
Total debt *	25,518	25,276	7,404	7,691	20,181	20,061
Less:
Cash and cash equivalents	4,100	5,017	3,569	4,649	531	368
Restricted cash	681	837	—	—	681	837
Intersegment notes receivable *	—	—	1,267	1,479	800	997
Derivatives hedging debt	(7)	2	(7)	2	—	—
Net debt (cash)**	$20,744	$19,420	$2,575	$1,561	$18,169	$17,859
(*)

Total debt of Industrial Activities includes Intersegment notes payable to Financial Services of $800 million and $997 million as of September 30, 2017 and December 31, 2016, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,267 million and $1,479 million as of September 30, 2017 and December 31, 2016, respectively.

(**)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $467 million and $482 million as of September 30, 2017 and December 31, 2016, respectively.

The increase in Net Debt at September 30, 2017 compared to December 31, 2016 mainly reflects seasonal cash absorption related to the operating activities, the annual dividend payment of $161 million to shareholders and a negative foreign exchange impact on euro denominated debt.

The following table shows the change in Net Debt of Industrial Activities for the nine months ended September 30, 2017 and 2016:

(in millions)	2017	2016
Net Debt of Industrial Activities at beginning of year	$(1,561)	$(1,578)
Net Income (loss)	353	(345)
Add back European Commission settlement	-	551
Add back cost of early redemption of 2017 Notes(1)	56	38
Amortization and depreciation(2)	536	533
Changes in provisions and similar(3)	67	103
Change in working capital	(1,144)	(989)
Investments in property, plant and equipment, and intangible assets(2)	(277)	(290)
Other changes	14	(100)
Net industrial cash flow	(395)	(499)
Capital increases and dividends(4)	(182)	(219)
Currency translation differences and other(5)	(437)	(377)
Change in Net Debt of Industrial Activities	(1,014)	(1,095)
Net Debt of Industrial Activities at end of period	$(2,575)	$(2,673)
(1)	Add back item to be excluded from the calculation of net industrial cash flow.
(2)	Excludes assets sold under buy-back commitments and assets under operating leases.
(3)	Also includes changes in items related to assets sold under buy-back commitments and assets under operating leases.
(4)	Also includes share buy-back transactions.
(5)	In the nine months ended September 30, 2017 and 2016, interest expense also includes the charge of $56 million and $38 million, respectively, related to the repurchase/early redemption of Notes.

Available committed unsecured facilities expiring after twelve months amounted to approximately $3.1 billion at September 30, 2017 ($2.9 billion at December 31, 2016).

Please refer to “Note 9: Debt” in our most recent annual report on Form 20-F for more information related to our debt and credit facilities.

Contingencies

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including legal proceedings, claims and governmental investigations, particularly in the areas of product liability (including asbestos-related liability), product performance, emissions and fuel economy, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. For more information, please refer to the information presented in “Note 14: Commitments and Contingencies” to our condensed consolidated financial statements.

SAFE HARBOR STATEMENT

This quarterly report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this filing including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other postemployment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of “Brexit, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s most recent annual report on Form 20-F for the year ended December 31, 2016.

Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.

All future written and oral forward-looking statements by the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See our most recent annual report filed on Form 20-F (Part I, Item 11). There has been no material change in this information.

PART II – OTHER INFORMATION

LEGAL PROCEEDINGS

See “Note 14: Commitments and Contingencies” to our condensed consolidated financial statements.

RISK FACTORS

See our most recent annual report filed on Form 20-F (Part I, Item 3D). There was no material change in this information during the nine months ended September 30, 2017. The risks described in the annual report on Form 20-F and in the “Safe Harbor Statement” within this report are not the only risks faced by us. Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.

UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

The Company’s purchases of its common shares during the second quarter of 2017 were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share (€)	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)(2)	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs ($)(1)(2)
July 1 to July 31, 2017	—	€—	$—	—	$—
Aug 1 to Aug 31, 2017	1,139,444	€9.437	$11.152	1,139,444	$271,148,296
Sep 1 to Sep 30, 2017	—	€—	$—	—	$—
Total	1,139,444			1,139,444	271,148,296
(1)

On June 5, 2017, the Company announced the renewal of its buy-back program to repurchase up to $300 million in common shares. The renewed buy-back program implements the resolution adopted by the Company’s shareholders at the annual general meeting of shareholders (“AGM”) held on April 14, 2017. The authorization granted is for a period of 18 months from the date of the AGM and, therefore, expires on October 13, 2018.

(2)

Share repurchases are made on the Mercato Telematico Azionario (“MTA”) and have been translated from euros at the exchange rate reported by the European Central Bank on the respective transaction dates.

DEFAULT UPON SENIOR SECURITIES

Not applicable.

MINE SAFETY DISCLOSURES

Not applicable.

OTHER INFORMATION

None.